UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Material Legal Proceeding

On March 1, 2024, Baosheng Media Group Holdings Limited (the “Company”) was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York, alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the U.S. Securities and Exchange Commission on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million.

On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company’s response to the amended complaint is due on April 5, 2024, and the Company intends to seek an extension of the deadline to respond, in order to coordinate with other defendants in the matter.

As of the date of this report, there is no anticipated court dates of this lawsuit.

The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: March 28, 2024	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer